UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer))

ZEUS ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$883,869,654	$63,020

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 86,584,072 shares of common stock, without par value, and 99,516 shares of common stock subject to restricted stock units, in each case, at $9.75 per share. The transaction value also includes the aggregate offer price for 8,500,698 shares issuable pursuant to outstanding options with an exercise price less than $9.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $9.75 minus such exercise price.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $63,020	Filing Party: Bristol-Myers Squibb Company and Zeus Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: September 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Zeus Acquisition Corporation, a Washington corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, without par value (the “Shares”), of ZymoGenetics, Inc., a Washington corporation (the “Company”), at a price of $9.75 per share net to the seller in cash without interest and less required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company” beginning on page 23 of the Offer to Purchase is amended as follows:

(a) The seventh paragraph of the section is amended and restated as follows:

“On August 27, 2008, after a careful consideration by Parent’s senior management of the findings of Parent’s due diligence investigations, Dr. Jeremy Levin, then Parent’s Senior Vice President, Strategic Transactions and currently Parent’s Senior Vice President, Strategy, Alliances and Transactions, contacted Dr. Bruce Carter, then Chairman of the Board of Directors and Chief Executive Officer of the Company and now Chairman of the Board of Directors of the Company and informed him that Parent was no longer interested in pursuing an acquisition of the Company, but instead did have interest in pursuing a potential collaboration between the parties with respect to PEG-Interferon lambda. The principal reasons Parent was no longer interested in pursuing an acquisition of the Company related to what Parent believed to be the high risk profile of the Company’s then primary compound in clinical development, atacicept, the significant anticipated development costs associated with atacicept and the Company’s other pipeline products, and the less than projected sales revenue associated with the then recent commercial launch of RECOTHROM. On September 8, 2008, Parent and the Company executed a mutual confidentiality agreement for use in connection with the discussion between the parties with respect to a potential collaboration regarding the Company’s PEG-Interferon lambda program.”

(b) The fourteenth paragraph of the section is amended and restated as follows:

“Throughout February, March and early April, 2010, Parent, with the assistance of Morgan Stanley, undertook an evaluation of the Company on a scientific, commercial and financial basis. Parent’s evaluation of the Company was performed using only publicly available information concerning the Company (including with respect to the PEG-Interferon lambda collaboration) and involved only those employees of Parent who were not involved in the collaboration with the Company. Based on the outcome of this evaluation, in late April, 2010, Parent’s senior management team determined that because of the Company’s efforts to restructure its business and lower development and other costs, the discontinuation of clinical trials for the atacicept program, and the potential financial and operational benefits to Parent of acquiring full rights to PEG-Interferon lambda, an acquisition of the Company should be further considered as a component of Parent’s “string of pearls” strategy, and that, as an initial step, Parent should contact Novo Nordisk A/S (“Novo Nordisk”) to discuss Parent’s interest in acquiring the Company. At such time, Novo Nordisk held approximately 22.1 million shares of the Company’s outstanding shares of common stock.”

(c) The seventeenth paragraph of the section is amended and restated as follows:

“Parent believed that if Novo Nordisk, as the holder of approximately 27% of the outstanding Shares of the Company, were to object to Parent’s interest in pursuing a potential strategic transaction involving the Company, such objection would impose a significant obstacle to Parent being able to successfully complete any such transaction. Therefore, on May 3, 2010, Mr. Andreotti spoke via telephone with Mr. Lars Rebien Sorensen, the President and Chief Executive Officer of Novo Nordisk. During the course of this conversation, Mr. Andreotti indicated that Parent intended to approach the Company later that day to express Parent’s interest in pursuing a potential strategic transaction involving the Company, and inquired whether Novo Nordisk had any objection to Parent doing so. Mr. Sorensen indicated that Novo Nordisk viewed its ownership interest in the Company as a financial investment and that he did not object to representatives of Parent contacting the Company.”

Items 11 and 12

Items 11 and 12 are amended and supplemented as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of the sub-section captioned “General.”

While the Company, the members of the Company Board, Parent and Purchaser believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such lawsuits, on October 5, 2010, they entered into a memorandum of understanding (“MOU”) with the parties to such purported class action lawsuits pending in King County Superior Court, pursuant to which the defendants and such parties agreed to settle the lawsuits. Subject to court approval and further definitive documentation, the MOU resolves the claims brought by the plaintiffs in all of the aforementioned lawsuits against the defendants in relation to the Offer and the Merger and provides a release and settlement by the purported class of the Company’s shareholders of all claims against the defendants and their affiliates and agents in connection with the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions between and among the parties and their counsel, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in Amendment No. 4 to the Company’s Schedule 14D-9) and Parent would provide additional supplemental disclosures to its Schedule TO (such disclosures being set forth in this Amendment No. 6 to the Schedule TO) and that the Company or its successors will pay $625,000 for the fees and expenses of plaintiffs’ lead counsel in the actions pending in King County Superior Court. The settlement, including the payment by the Company or Parent of any such fees, is also contingent upon, among other things, consummation of the Offer and the Merger and the approval of the King County Superior Court. In the event that the MOU is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend these actions. The foregoing description is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(15) hereto.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(15)	Memorandum of Understanding, dated as of October 5, 2010 (incorporated by reference to Exhibit (a)(1)(L) to Amendment No. 4 to the Schedule 14D-9 filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on October 5, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZEUS ACQUISITION CORPORATION

By	/S/ JEREMY LEVIN
Name:	Dr. Jeremy Levin
Title:	President

Date:	October 5, 2010

BRISTOL-MYERS SQUIBB COMPANY

By	/S/ JEREMY LEVIN
Name:	Dr. Jeremy Levin
Title:	Senior Vice President, Strategy, Alliances and Transactions

Date:	October 5, 2010

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 10, 2010.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of ZymoGenetics, Inc. and Bristol-Myers Squibb Company, dated September 7, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission dated September 9, 2010).*

(a)(1)(G)	Summary Advertisement as published on September 10, 2010.*

(a)(5)	Press Release issued by Bristol-Myers Squibb Company, dated September 10, 2010.*

(a)(6)	Class Action Complaint dated September 9, 2010 (Vereen v. ZymoGenetics, Inc., et al.).*

(a)(7)	Class Action Complaint dated September 9, 2010 (Krivan v. ZymoGenetics, Inc., et al.).*

(a)(8)	Class Action Complaint dated September 9, 2010 (Jaung v. the ZymoGenetics, Inc., et al.).*

(a)(9)	Class Action Complaint dated September 15, 2010 (Mesa v. ZymoGenetics, Inc., et al.).*

(a)(10)	Press Release issued by Bristol-Myers Squibb Company, dated September 28, 2010.*

(a)(11)	Amended Class Action Complaint dated September 17, 2010 (Mesa v. ZymoGenetics, Inc., et al.).*

(a)(12)	Amended Class Action Complaint dated September 21, 2010 (Krivan v. ZymoGenetics, Inc., et al.).*

(a)(13)	Class Action Complaint dated September 20, 2010 (Eyster v. ZymoGenetics, Inc., et al.).*

(a)(14)	Class Action Complaint dated September 23, 2010 (Zhou v. Bruce L.A. Carter, Ph.D., et al.).*

(a)(15)	Memorandum of Understanding, dated as of September 29, 2010 (incorporated by reference to Exhibit (a)(1)(L) to Amendment No. 4 to the Schedule 14D-9 filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on October 5, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2010, by and among ZymoGenetics, Inc., Bristol-Myers Squibb Company, and Zeus Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).*

(d)(2)	Form of Tender and Support Agreement, by and among Bristol-Myers Squibb Company, Zeus Acquisition Corporation and Stockholder, dated September 7, 2010 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).*

*	Previously filed.

4